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                                                         Exhibit 12(a)(1)(xviii)

Sres.
Sara Lee Corporation
Presente

                                  REF: CANJE DE ACCIONES DE SARA LEE CORPORATION

Por medio de la presente y en relacion a la oferta de canje de acciones de la referencia, confirmamos a ustedes que comprendemos los documentos enviados a nosotros por ustedes que se encuentran redactados en idioma ingles y no requerimos de una version en idioma espanol de los mismos.

Sin otro particular, saluda a ustedes atentamente,


--------------------------------
[name of the investor]




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The exchange offer constitutes a private placement pursuant to Section 2 of
Uruguayan law 16.749. Therefore, neither the shares of Sara Lee common stock nor the shares of Coach, Inc. common stock will be registered with the Central Bank of Uruguay.
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